

March 25, 2009

Via Facsimile (212) 480-8421 and U.S. Mail
Fola Adamolekun, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

> Re: **Consolidated-Tomoka Land Co.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2009 by Wintergreen Fund, Inc., et al.**
> **File No. 1-11350**

Dear Ms. Adamolekun:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRRN 14A filed March 20, 2009

General

1.   We note your response to prior comment 11 and are unable to agree. It is not
        apparent to us how the discretion to vote for an unidentified substitute nominee
        could be exercised without consideration of Rule 14a-4(d)(1). Accordingly, we
        reissue the comment.

Closing Comments

        As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the participants are in
possession of all facts relating to the participants' disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the participants acknowledging that:

    ·   the participants are responsible for the adequacy and accuracy of the disclosure in
        the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the participants may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access
to all information you provide to the staff of the Division of Corporation Finance in
our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions